Exhibit 99.1

STEADY GROWTH GOOD JOBS

April to June 2015

CONTENTS

Introduction

Quarterly Financial Results

Economic Performance and Outlook

INTRODUCTION

Budget 2015 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP).

The financial information in this quarterly financial report is presented in the same format as the budget. The first quarter financial report presents information on the GRE for the three months ending June 30, 2015. The report also contains an economic performance and outlook. Consistent with prior years, an updated projection for the year end will be provided in the second quarter report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2015

GOVERNMENT REPORTING ENTITY (GRE)

Manitoba remains committed to a balanced approach for delivering services while recognizing that global economic conditions remain uncertain. This approach is demonstrated by the protection of the services Manitoba families count on and by making strategic investments in core infrastructure to support economic growth and create new training and job opportunities.

Funding pressures in areas such as health and supports for children and vulnerable persons will be closely monitored and more complete information on expenditure and revenue will provide the basis for a year end projection in the second quarter report.

Budgeted Summary Net Income/(Loss)

For the Fiscal Year Ending March 31, 2016

UNAUDITED

	2015/16 Budget
(Millions of Dollars)	Core Government	Consolidation Impacts and Other Reporting Entities	Summary

Revenue	12,354	2,609	14,963

Expenditure	12,865	2,670	15,535

In-Year Adjustment/Lapse*	(70)	(80)	(150)

NET INCOME (LOSS)	(441)	19	(422)

PROVINCE OF MANITOBA	APRIL TO JUNE 2015

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the GRE for the first three months of the fiscal year is a loss of $269 million.

The three-month positive revenue variance of $32 million is primarily due to higher than estimated Government Business Enterprises net income and higher fees and other revenue as a result of timing.

The expenditure variance of $(91) million is primarily the result of timing.

Government Reporting Entity Operating Statement

UNAUDITED

	Year-to-Date to June 30
	2015/16			2014/15 Actual[1]
($000s)	Actual	Estimated	Variance
Revenue
Income Taxes	951,911	957,558	(5,647)	985,766
Other Taxes	892,971	887,458	5,513	843,462
Fees and Other Revenue	493,853	477,160	16,693	477,117
Federal Transfers	1,009,897	1,009,585	312	970,837
Net Income of Government Business Enterprises	165,220	148,449	16,771	138,860
Sinking Funds and Other Earnings	55,904	57,600	(1,696)	63,240

Total Revenue	3,569,756	3,537,810	31,946	3,479,282

Expenditure
Health, Healthy Living and Seniors	1,597,242	1,612,649	(15,407)	1,587,430
Education and Advanced Learning	1,167,914	1,219,024	(51,110)	893,551
Family Services	281,371	292,839	(11,468)	257,046
Community, Economic and Resource Development	447,723	450,235	(2,512)	419,131
Justice and Other Expenditures	240,588	254,144	(13,556)	246,697
Debt Servicing Costs	103,476	100,456	3,020	126,789

Total Expenditure	3,838,314	3,929,347	(91,033)	3,530,644

NET INCOME (LOSS)	(268,558)	(391,537)	122,979	(51,362)

1.	For comparison purposes, the 2014/15 Actual has been re-stated to reflect the 2015/16 appropriation structure.

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10 and information on core government capital investment can be found in Appendix III on page 11.

PROVINCE OF MANITOBA	APRIL TO JUNE 2015

INFRASTRUCTURE INVESTMENT

The government continued the commitment to infrastructure by introducing a five-year, $5.5 billion core infrastructure plan in Budget 2014 to focus investments on roads, highways and bridges, flood protection and municipal infrastructure such as roads and clean water. Expenditures for core infrastructure investment in 2015/16 are budgeted to be $1,080 million.

To meet these important infrastructure needs, the government has committed that it will invest more than the revenue raised from the additional point of PST introduced in 2013 into new investments in core infrastructure, over and above the existing base levels. In 2012/13, prior to the increase in the PST, the base level of investment in core infrastructure totaled $729 million.

The 2015/16 budget for core infrastructure of $1,080 million exceeds the investment commitment of $1,015 million, calculated as the base funding level of $729 million plus the equivalent of one percentage point of PST revenue, estimated at $286 million in 2015/16. The investment in 2015/16 includes $35 million of support from the federal government.

From 2014/15 to 2018/19, revenues associated with the one-point increase in the PST are estimated at $1.5 billion. As shown in the table below, beginning in 2014/15, core infrastructure investment projected for the five-year plan will reach over $5.5 billion, exceeding the government’s PST commitment by $386 million. While the 2013/14 fiscal year is outside of the plan, the $5.5 billion level of investment is enough to offset the variance in 2013/14 and is also flexible enough to accommodate revenue offsets that may be received under the Building Canada Plan or other federal cost-sharing initiatives.

The core infrastructure plan will be reviewed and rebased each year to recognize any variances in the PST revenues and investments. A projection to budget will be provided in the second quarter report.

Five-Year Core Infrastructure Plan

	Base	2013/14 Actual	2014/15 Actual	2015/16 Budget	2016/17 Projection	2017/18 Projection	2018/19 Projection	Total
		(Millions of Dollars)
Roads, Highways and Bridges	478	533	696	747	755	762	771	3,731
Flood Protection	21	78	64	48	54	68	104	338
Muncipal Infrastructure*	230	256	277	285	300	312	326	1,500

Planned Investment	729	867	1,037	1,080	1,109	1,142	1,201	5,569

Base Funding Level	729	729	729	729	729	729	729	3,645
1 point PST commitment		190	275	286	299	312	326	1,498

Investment Commitment		919	1,004	1,015	1,028	1,041	1,055	5,143

Less: Federal Cost-sharing		(23)	(5)	(35)	-	-	-	(40)

Net Investment Over/(Under) Commitment		(75)	28	30	81	101	146	386

*Building Manitoba Fund net of transit operating grants

PROVINCE OF MANITOBA	APRIL TO JUNE 2015

SPECIAL ACCOUNTS

Fiscal Stabilization

Manitoba’s balanced financial strategy maintains the legislated requirement to dedicate at least $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls incurred during the economic recovery period. In 2015/16, $85 million will be withdrawn for debt repayment and an additional $20 million will be withdrawn for principal repayment.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance is projected to increase in 2015/16 for net investment earnings.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCIAL BORROWINGS,

GUARANTEES AND OBLIGATIONS

Manitoba’s borrowing requirement identified in Budget 2015 was $4.7 billion including refinancing of $2.0 billion and new cash requirements, net of estimated repayments, of $2.7 billion.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

The total of outstanding borrowings, guarantees and obligations reflects the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year end forecast remains unchanged from that stated in the budget, as shown in the table on the following page.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in core infrastructure and other capital assets – like schools and hospitals – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure and other projects, Budget 2015 projected the net debt to GDP ratio at 30.9%.

An updated forecast for 2015/16 with comparative data for 2014/15 actual results will be provided in the second quarterly report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2015

	2015/16 Budget

Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita[3]
General Government Programs	9,919	7,649
General Government Programs - Pension Liability	2,695	2,078
The Manitoba Hydro-Electric Board	14,171	10,928
Other Crown Organizations	3,034	2,340
Health Facilities	1,535	1,184
Other	5	4
Capital Investments	4,941	3,810

Subtotal[2]	36,300	27,993

Other Obligations
Pension Liability	8,365
Pension Assets	(5,961)

Net Pension Liability	2,404
Debt incurred for and repayable by The Manitoba Hydro-Electric Board	(14,153)
Education and Health Debt held by Government Enterprises	720
Other Debt of Crown Organizations	281

Subtotal	(10,748)

Total Provincial Borrowings, Guarantees and Obligations	25,552

Adjustments to arrive at Summary Net Debt
Guarantees	(150)
Adjustment Due to the Adoption of IFRS by The Manitoba Hydro-Electric Board	(502)
Net Financial Assets	(4,474)

Summary Net Debt	20,426	15,751

Summary Net Debt as a percentage of GDP	30.9%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.

2.

Provincial borrowings and guarantees are payable in Canadian and U.S. dollars. As at June 30, 2015, total provincial borrowings and guarantees were payable 95% in Canadian dollars and 5% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings were 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 87% in Canadian dollars (86% at March 31, 2015) and 13% in U.S. dollars (14% at March 31, 2015).

3.	The per capita data is based upon forecast population figures as presented in Budget 2015.

PROVINCE OF MANITOBA	APRIL TO JUNE 2015

ECONOMIC PERFORMANCE AND OUTLOOK

Economic growth in North America has unfolded more slowly than was anticipated earlier in the year. A sharp reduction in capital spending in the oil sector coupled with harsh winter conditions contributed to weak real GDP growth in the U.S. and a recession in Canada through the first half of 2015.

With increased volatility in the Chinese stock market coupled with a fragile housing market, concerns of a deepening economic slowdown in China are growing. However, the International Monetary Fund (IMF) is still projecting 6.8% real GDP growth for China in 2015, down from 7.4% in 2014, and in line with the Chinese government’s target.

The euro area is expected to emerge out of recession with an expected 0.8% growth in 2015 and 1.5% growth in 2016.

The weakness in North America has prompted the IMF to lower its global economic forecast for 2015 by 0.2% to 3.4%, the slowest growth since the 2010 recovery.

The outlook for U.S. economic growth in 2015 was lowered by 0.6% from 3.1% to 2.5% since Budget 2015. Canada’s growth was lowered by 0.7% from 2.1% to 1.4% for 2015. Real GDP growth prospects for all provinces were also revised down since Budget 2015.

Given the oil price collapse and generally weak performance of the Canadian economy, the Bank of Canada lowered its key lending rate by 0.25% in January and by another 0.25% in July 2015.

According to the latest Manitoba Finance survey of economic forecasters, Manitoba’s real GDP is now expected to increase by 2.0%, in 2015, down 0.5% from Budget 2015. Manitoba currently ranks third strongest among provinces in 2015 following British Columbia and Ontario. For 2016, Manitoba’s real GDP is expected to advance by 2.4%.

Nominal GDP in 2015 is expected to increase by 3.2% in Manitoba, down 0.6% from Budget 2015. Manitoba ranks third best nationally following Ontario and British Columbia.

A review of major economic indicators shows mixed results in Manitoba through the first half of 2015.

Consumer prices are rising slower in Manitoba compared to many other provinces. Lower fuel prices are moderating the inflation rate. On a year-to-date basis in 2015, Manitoba’s inflation rate is 0.9%. Canadian inflation rate is averaging 1.0% in 2015.

Manitoba’s labour market has been relatively strong in 2015. Overall employment is up by 12,100 workers, or 1.9% in the first eight months of 2015 relative to the same period in 2014, the strongest among provinces and more than double the national growth of 0.9%. Full-time employment is up by 14,100 workers while part-time employment is down 2,000 workers.

Through August 2015, Manitoba’s unemployment rate averaged 5.6%, the third lowest among provinces and below the Canadian average unemployment rate of 6.8%.

Compensation of employees (labour income) is up 3.3% so far in 2015. Earnings growth is led by the construction (12.1%), and agriculture (8.8%) industries.

Manitoba’s manufacturing sales are down by 0.3% through the first six months of 2015. The contraction in overall shipments reflects lower sales in machinery equipment (16%) and food products (8.9%). Sales of transportation equipment (18%), chemicals (13%) and furniture (12%) continue to increase at a solid pace.

PROVINCE OF MANITOBA	APRIL TO JUNE 2015

Total exports from Manitoba are up 0.6% in 2015. Positive growth in sales to the U.S. continues on the strengths of transportation equipment and chemical sales. Exports to the U.S. are up 2.4% so far in 2015. Exports to Manitoba’s non-U.S. markets have decreased by 3.4% in 2015, down from a 5.0% increase in 2014.

Lower fuel prices are factoring into the weak overall retail sales in Canada. Three provinces are showing a decline in total retail sales while Manitoba sales are up by 0.2% in 2015. In Manitoba, sales declined in gasoline stations (16.7%), electronics and appliances (4.8%) and rose in personal services (16.7%), hardware and building supplies (7.8%), clothing (6.1%), department stores (4.1%), furniture sales (3.6%), and motor vehicles (2.7%). Retail sales, excluding gasoline stations, are up by 2.6%.

Statistics Canada indicates continued strength in capital expenditures in Manitoba in 2015. Nominal investment in non-residential building construction increased by 8.0% in the second quarter of 2015 compared to the same quarter of 2014. These investments are led by a 19.2% increase in commercial buildings.

The total value of investment in residential construction rose 3.8% in the first half of 2015 compared with the same period in 2014. Renovation spending (27.6%) accounted for much of the gain in Manitoba. Investment in new dwellings was down 13.9% in the first half of 2015.

Correspondingly, in the first six months of 2015, Manitoba’s all area housing starts decreased 10.4%, fifth among provinces and below the national 0.2% increase. Single starts were down 22.2% (1,052) and multiples were up 2.7% (1,263).

Over the last three years, Manitoba’s population growth has been the third fastest growing in Canada following Alberta and Saskatchewan. Population growth has averaged above 16,000 persons annually over this period, levels we have not seen since the late 1950’s.

In 2014, Manitoba’s population increased by 16,634 persons. Net international migration increased to 14,717 persons up from 11,605 persons in 2013. The natural increase in population was 5,731 persons while the net interprovincial out migration was 6,192 persons.

As of April 1, 2015, according to Statistics Canada, Manitoba’s population stood at 1,272,200, an increase of 15,606 persons, and a 12-month increase of 1.2%.

In the first quarter of 2015, Manitoba farm cash receipts are up by 1.8%, fifth highest among provinces. Crop receipts decreased 3.3%. Livestock receipts were up 5.4%. Cattle receipts were up 34.1% and hog receipts were down 8.8%. Direct payments, which include insurance and various types of income supports, increased by 68.2%.

For monthly updates and more details please see the Manitoba Economic Highlights and Statistics at:

http://www.gov.mb.ca/finance/pdf/highlights.pdf

and

http://www.gov.mb.ca/finance/pdf/statistics.pdf

PROVINCE OF MANITOBA	APRIL TO JUNE 2015

2015/16 Core Government Revenue by Source	Appendix I
UNAUDITED

	Year-to-Date to June 30				Full Year
	2015/16			2014/15	2015/16
($000s)	Actual	Estimated	Variance	Actual	Budget
Income taxes
Individual Income Tax	699,245	700,442	(1,197)	765,314	3,261,845
Corporation Income Tax	252,666	257,116	(4,450)	220,452	590,102

Subtotal: Income Taxes	951,911	957,558	(5,647)	985,766	3,851,947

Other Taxes
Corporations Taxes	59,569	66,134	(6,565)	59,817	279,345
Fuel Taxes	78,820	81,400	(2,580)	80,532	335,460
Land Transfer Tax	18,703	18,703	-	21,386	90,000
Levy for Health and Education	111,076	112,118	(1,042)	110,667	466,818
Retail Sales Tax	569,452	563,530	5,922	524,148	2,289,781
Tobacco Tax	78,689	68,900	9,789	71,443	252,283
Other Taxes	2,322	2,357	(35)	2,363	17,854

Subtotal: Other Taxes	918,631	913,142	5,489	870,356	3,731,541

Fees and Other Revenue
Fines and Costs and Other Legal	14,555	14,555	-	12,838	52,090
Minerals and Petroleum	3,855	3,286	569	3,570	18,086
Automobile and Motor Carrier Licences and Fees	42,482	40,000	2,482	39,925	150,500
Parks: Forestry and Other Conservation	2,714	4,026	(1,312)	3,488	35,393
Water Power Rentals	29,648	30,277	(629)	29,442	119,026
Service Fees and Other Miscellaneous Charges	23,328	21,245	2,083	23,701	204,192
Revenue Sharing from SOAs	4,438	4,512	(74)	4,563	18,070

Subtotal: Fees and Other Revenue	121,020	117,901	3,119	117,527	597,357

Federal Transfers
Equalization	434,488	434,487	1	437,487	1,738,000
Canada Health Transfer (CHT)	307,455	307,455	-	289,082	1,229,800
Canada Social Transfer (CST)	117,097	117,096	1	113,307	468,400
Infrastructure Renewal	-	-	-	-	-
Shared Cost and Other Transfers	24,654	25,740	(1,086)	12,319	155,890

Subtotal: Federal Transfers	883,694	884,778	(1,084)	852,195	3,592,090

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	143,500	143,500	-	66,000	581,500

Total Revenue	3,018,756	3,016,879	1,877	2,891,844	12,354,435

PROVINCE OF MANITOBA	APRIL TO JUNE 2015

2015/16 Core Government Expenditure by Sector/Department	Appendix II
UNAUDITED

	Year-to-Date to June 30				Full Year
	2015/16			2014/15	2015/16
($000s)	Actual	Estimated	Variance	Actual[1]	Budget[2]
Health
Health, Healthy Living and Seniors	1,500,806	1,515,011	(14,205)	1,494,865	5,653,292

Education
Education and Advanced Learning	681,013	697,352	(16,339)	649,292	2,505,431

Family Services
Children and Youth Opportunities	13,829	13,829	-	11,533	50,668
Family Services	283,329	293,548	(10,219)	259,928	1,163,947

Total Family Services	297,158	307,377	(10,219)	271,461	1,214,615

Community, Economic and Resource Development
Aboriginal and Northern Affairs	11,240	12,044	(804)	9,754	33,527
Agriculture, Food and Rural Development	12,664	16,251	(3,587)	14,494	209,395
Conservation and Water Stewardship	37,145	41,352	(4,207)	36,736	139,342
Housing and Community Development	27,911	28,785	(874)	26,140	88,984
Infrastructure and Transportation	145,425	146,194	(769)	137,654	607,162
Jobs and the Economy	155,926	162,865	(6,939)	151,083	662,912
Mineral Resources	2,573	3,312	(739)	2,561	10,290
Municipal Government	53,254	60,615	(7,361)	43,801	433,833

Total Community, Economic and Resource Development	446,138	471,418	(25,280)	422,223	2,185,445

Justice and Other Expenditures
Legislative Assembly	10,080	12,707	(2,627)	10,628	52,021
Executive Council	1,070	1,780	(710)	1,631	4,228
Civil Service Commission	4,439	5,245	(806)	4,703	18,369
Employee Pensions and Other Costs	(2,052)	(1,642)	(410)	(3,721)	14,161
Finance	59,180	55,772	3,408	64,376	264,095
Justice	99,018	103,506	(4,488)	97,373	540,904
Labour and Immigration	6,522	7,471	(949)	6,720	27,204
Multiculturalism and Literacy	3,917	3,803	114	3,879	21,572
Tourism, Culture, Heritage, Sport and Consumer Protection	29,574	29,574	-	26,623	82,321
Enabling Appropriations	-	-	-	-	18,003
Other Appropriations	5,156	6,849	(1,693)	16,366	43,484

Total Justice and Other Expenditures	216,904	225,065	(8,161)	228,578	1,086,362

Debt Servicing Costs	(52,232)	(55,073)	2,841	(30,611)	220,000

Total Expenditure	3,089,787	3,161,150	(71,363)	3,035,808	12,865,145
Subtract: Total Revenue Estimate (Appendix I)	3,018,756	3,016,879	1,877	2,891,844	12,354,435
In-Year Adjustment/Lapse	-	-	-	-	(70,000)

NET INCOME (LOSS)	(71,031)	(144,271)	73,240	(143,964)	(440,710)

1.	For comparative purposes, the 2014/15 Actual has been re-stated to reflect the 2015/16 appropriation structure.
2.	Budget figures are adjusted to include Enabling Appropriations.

PROVINCE OF MANITOBA	APRIL TO JUNE 2015

2015/16 Core Government Part B Capital Investment	Appendix III
UNAUDITED

	Year-to-Date to June 30				Full Year
	2015/16			2014/15	2015/16
($000s)	Actual	Estimated	Variance	Actual	Budget[1]

Agriculture, Food and Rural Development	-	-	-	66	250
Conservation and Water Stewardship	445	2,396	(1,951)	327	23,523
Education and Advanced Learning	-	-	-	-	100
Family Services	216	324	(108)	38	2,401
Finance	12,455	11,451	1,004	10,503	65,100
Health, Healthy Living and Seniors	-	50	(50)	56	664
Infrastructure and Transportation	95,718	68,495	27,223	40,104	646,520
Justice	120	1,022	(902)	58	3,694
Tourism, Culture, Heritage, Sport and Consumer Protection	-	-	-	-	110
Internal Service Adjustments	-	-	-	-	8,339

Total Capital Investment	108,954	83,738	25,216	51,152	750,701

1.	Budget figures are adjusted to include Internal Service Adjustments (an Enabling Appropriation).